September 9, 2019

Tyler Sloat
Chief Financial Officer
Zuora, Inc.
3050 South Delaware Street
Suite 301
San Mateo, CA 94403

       Re: Zuora, Inc.
           Form 10-K for Fiscal Period Ended January 31, 2019
           Filed April 14, 2019
           Form 10-Q for the Quarterly Period Ended April 30, 2019 Filed June 11, 2019
           File No. 001-38451

Dear Mr. Sloat:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Period Ended January 31, 2019

Risk Factors
Provisions in our charter documents and under Delaware law...,, page 34

1. Your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or
      Exchange Act. In that regard, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange
      Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the
 Tyler Sloat
Zuora, Inc.
September 9, 2019
Page 2
         provision applies to Securities Act claims, please revise to state that there is uncertainty as to whether a court would enforce such provision and to state that stockholders will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please ensure that the exclusive forum provision in the governing documents states this clearly.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Operational and Financial Metrics, page 41

2. You discuss calculated billings and billings growth in your earnings call and provide long term guidance for billings growth. You also provide a measure called Growth Efficiency
         Index and discuss a goal of maintaining or improving this index over time. Please tell us whether billings, billings growth or Growth Efficiency Index are metrics used in managing your business and if so, include a quantified discussion of these metrics for each period presented in future filings. Refer to Item 303(a)(3) of Regulation S-K and Section
         III.B.1 of SEC Release No. 33-8350.
Results of Operations
Fiscal Years Ended January 31, 2019 and 2018
Revenue, page 45

3. You disclose that the increase in subscription revenue is due to the addition of new customers and continued expansion in usage by, and sales of additional products to existing customers as well as a full year of revenue from the Leeyo acquisition. Please revise to provide an indication of the magnitude of each factor impacting revenue growth in quantified terms in a manner similar to disclosure provided on page
48. Refer to Item
         303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835. We
         refer also to your response to comment 7 in your January 31, 2018 letter.
Form 10-Q for the Quarterly Period Ended April 30, 2019

Note 2. Summary of Significant Accounting Policies and Recent Accounting Pronouncements
Revenue Recognition, page 7

4. Please tell us how you determined that ratable recognition over the term of the contract for your Zuora Billing arrangements best depicts your progress to complete satisfaction of the performance obligation(s). Also, tell us how you account for any additional volume block purchases made during the subscription term. Tell us how often customers exceed the
FirstName LastNameTyler Sloat the initial subscription and whether such frequency factored volume level purchased in
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       into your ratable Inc.
Septemberadditional volume block purchases have been to revenue for each period presented.
       the 9, 2019 Page 2
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 Tyler Sloat
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Zuora, Inc.
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Page 3
September 9, 2019 Page 3
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        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Rebekah Lindsey, Staff Accountant at (202) 551-3303 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Information
Technologies
                                                          and Services
cc:      Jennifer Pileggi